Exhibit 4

12 January, 2005

Dear mmO2 ADS holder:

You will be receiving under separate cover a document, Recommended Proposals by way of a capital reorganisation to enable the O2 Group to make distributions (the “Scheme Document”), which describes a Scheme of Arrangement (“Scheme”) whereby mmO2 plc will become a wholly owned subsidiary of a newly formed holding company, O2 plc, and currently outstanding shares of mmO2 will be exchanged for either New Ordinary Shares of O2 on a share for share basis, or a Cash Alternative. All capitalized terms not defined in this letter have the meanings given to them in the Scheme Document. You are therefore requested to promptly give your broker or bank your instructions as to whether you wish to receive the Cash Alternative or New Ordinary Shares of O2 in exchange for the mmO2 ADSs that they hold for your account. If you take no action, you will be deemed to have elected for the Cash Alternative, but you will run a greater risk of receiving New Ordinary Shares of O2 despite your preference for the Cash Alternative.

Your attention is directed to the fact that when the Scheme receives the necessary approvals:
•	Every Existing Ordinary Share of mmO2 will be cancelled and be replaced with New Ordinary Shares of O2 as described in the Scheme Document.
•	The Cash Alternative will be at least 105 pence, or approximately US$1.97, per Existing Ordinary Share. This US dollar figure is for illustration purposes only, based on the closing mid exchange rate of £1 = $1.8748 in effect on January 10, 2005, as
Wellington Street
Slough, Berkshire SL1 1YP
United Kingdom	www.O2.com

mmO2 plc Registered Office Wellington Street, Slough, Berkshire SL1 1YP Registered in England and Wales no.4190833

published on January 11, 2005 in the Financial Times. The actual US dollar amount payable under the Cash Alternative will be subject to the currency exchange rates at or around the time of payment. The Cash Alternative will be funded primarily through placing with investors the New Ordinary Shares of O2 that shareholders who elect or are deemed to elect for the Cash Alternative would otherwise have received, and will consist of the proceeds of the placing plus 5 pence per Existing Ordinary Share. Should adverse market conditions cause the proceeds of the placing to fall below 100 pence per Existing Ordinary Share, O2 will either make up the difference or terminate the placing and issue New Ordinary Shares of O2 to all former mmO2 shareholders.

•	The Scheme contemplates that the cash available to fund the Cash Alternative payments may be limited. Thus, any holder who opts for or is deemed to elect the Cash Alternative may receive New Ordinary Shares of O2 instead. Should the funding provided by the placing cover less than all of the Cash Alternative elections or deemed elections, mmO2 has indicated that preference for cash consideration will generally be given to smaller shareholdings.

In addition, mmO2 has decided that, following the reorganization, both the ADR program and mmO2’s New York Stock Exchange listing will be terminated. The New Ordinary Shares of O2 will be listed and traded on the London Stock Exchange. mmO2 currently intends to seek to de-register the New Ordinary Shares of O2 with the SEC under the Securities Exchange Act of 1934 when it is permitted to do so under applicable SEC regulations. To accomplish this, the number of US Resident Shareholders must be less than 300. For a period commencing three months after the Scheme is effective and ending 18 months after de-registration, the Directors of O2 will have the ability to cause any US Resident Shareholder, whether holding directly or through a broker or bank, to either sell their New Ordinary Shares of O2 to O2, or have O2 sell them on the holder’s behalf in the market.

As a consequence of the Scheme and the termination of the ADR program, mmO2 ADS holders will be subject to certain fees for cancellation of mmO2 ADSs. For further information you are urged to read the Scheme Document. Your attention is particularly directed to Part 6: Further Information for US Shareholders.

YOU SHOULD BE AWARE THAT:
•	If you want to receive New Ordinary Shares of O2, you should affirmatively instruct your broker to elect New Ordinary Shares of O2 on your behalf.
•	Please note that the New Ordinary Shares of O2 are not eligible to be held through DTC. You may not be able to hold New Ordinary Shares of O2 through your broker; you should consult with your broker as to whether your broker will hold non-DTC eligible shares or direct shares in a non-US company. In addition, the requirements for registration of shares in the United Kingdom are different from those in the United States. Some of the requirements are as follows: (i) shareholder(s) name(s) must be shown in full (i.e., no initials allowed); (ii) only individuals or corporate bodies can be registered; (iii) joint holders are restricted to four (4) in number; (iv) securities may not be registered in a name which includes references to Trust, Trustee, Pension, Fund, Scheme, Society, Incorporated Bank, Charity, Club, Association, Nominee or Will, Gift, UGMA etc. (for example, securities cannot be registered in the name “XXX, as beneficiary under the XXX trust”; and (v) only the address of the first listed holder should be stated (details must be complete and conform to current postal requirements). Any questions relating to valid United Kingdom registrations are to be directed to your legal advisor.
•	If you want to be considered for the Cash Alternative, you should affirmatively instruct your broker to make an election for the Cash Alternative on your behalf. If your broker takes no action, you run a greater risk of receiving New Ordinary Shares of O2 despite your preference for the Cash Alternative.
•	The deadline for receipt of election instructions by the ADS Depositary is 2:00 p.m. New York time on March 4, 2005 and your broker’s deadline to provide your instructions will likely be prior to such date and time. You are therefore urged to provide your instructions to your broker or bank in ample time for them to make proper delivery to the ADS Depositary.

Additionally, please be advised that the reorganization requires shareholder approval at each of two meetings, both scheduled for February 14, 2005. You should have earlier received, with the Scheme Document, directions for submitting your voting instructions. In order for the Existing Ordinary Shares underlying your mmO2 ADSs to be voted at the meetings, the ADS Depositary must receive instructions from your broker or its agent prior to 3:00 p.m. on February 9, 2005, so please act promptly. Your broker or its agent will have informed you of the deadline by which you must provide your voting instructions.

Thank you for your assistance,
mmO2 plc

If you have any questions about how to make an election or need additional materials, please call the US Information Agent:

INNISFREE M&A INCORPORATED
Shareholders Call Toll-free: 1-888-750-5834
Banks and Brokers May Call Collect: 1-212-750-5833

Note: For legal reasons, the Information Agent will only be able to provide practical information about how to make an election and other information contained in this document and, neither the Information Agent nor the Depositary will be able to give any advice on the merits of the Proposals or to provide financial or tax advice.